    As filed with the Securities and Exchange Commission on August 21, 1998
                                                      Registration No. 333-58437



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933



                               ANTEC CORPORATION
             (Exact name of registrant as specified in its charter)

                                      3661
            (Primary Standard Industrial Classification Code Number)
                 _____________________________________________


       STATE OF DELAWARE                                 36-3892082
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


              5720 Peachtree Parkway, NW, Norcross, Georgia 30092
                                 (770) 441-0007

   (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                _______________

                                 James E. Knox
              5720 Peachtree Parkway, NW, Norcross, Georgia 30092
                                 (770) 441-0007

    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                _______________

                                With copies to:

                               Stuart L. Goodman
   Schiff Hardin & Waite, 7300 Sears Tower, Chicago, IL  60606 (312) 258-5500
                                _______________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
August ___, 1998


                               ANTEC CORPORATION

                         CONVERTIBLE SUBORDINATED NOTES
                                  COMMON STOCK

Securities Offered:      Up to $115,000,000 Original Principal Amount 4 1/2%
                         Convertible Subordinated Notes due May 15, 2003, held by various selling Shareholders.

                         4,791,667 shares of Common Stock, issuable by ANTEC upon conversion of the Notes. ANTEC Common Stock, which trades on the NASDAQ National Market, closed at $22.65 per share on August 19, 1998.


Conversion Rights:       The Notes are Convertible into Common Stock at an
                         Initial Conversion Price of $24.00 per share.

Interest Payment Dates:  May 15 and November 15 each year.

Redemption:              At the option of ANTEC beginning May 15, 2001 at
                         101.8%, subject to a declining Redemption Premium.

                         At the option of the Holder upon a "Change in Control" at 100% of the Principal Amount together with accrued and unpaid interest and Liquidated Damage. There can be no assurance that in the event of a Change in Control the Company would either have, or have access to, adequate funds to redeem the Notes.


Security:                None. The Notes are Unsecured Obligations of ANTEC.

Subordination:           Subordinated to all "Senior Indebtedness" ($39.3
                         million at December 31, 1998, as adjusted) and effectively, all of the Liabilities of the Subsidiaries of ANTEC. The Company had $75.8 million of current liabilities as of December 31, 1997. Because of how the Company manages its operations, these current liabilities could be viewed as obligations of the Company's subsidiaries and therefore senior to the Notes.




     SEE "INVESTMENT CONSIDERATIONS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             AVAILABLE INFORMATION


     ANTEC Corporation ("ANTEC" or the "Company") files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any reports, statements or other information ANTEC files at the SEC's public reference rooms in Washington, D.C. (450 Fifth Street N.W., Room 1024, 20549), New York, New York (7 World Trade Center, Suite 1350, New York, NY 10048) and Chicago, Illinois (500 West Madison Street, Suite 1400, Chicago, IL 60661). Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ANTEC's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."


     ANTEC filed a Registration Statement on Form S-3 to register with the SEC the Notes and the Shares (the "Registration Statement"). This Prospectus is a part of that Registration Statement and constitutes a prospectus of ANTEC. As allowed by SEC rules, this Prospectus does not contain all the information that can be found in the Registration Statement or the exhibits to the Registration Statement.

     THE STATEMENTS IN THIS PROSPECTUS THAT USE SUCH WORDS AS "BELIEVE," "EXPECT," "SEEKS," "INTEND," "ANTICIPATE," "CONTEMPLATE," "ESTIMATE," OR "PLAN" OR SIMILAR EXPRESSIONS ARE FORWARD-LOOKING STATEMENTS. THE COMPANY'S BUSINESS IS DEPENDENT UPON GENERAL ECONOMIC CONDITIONS AS WELL AS COMPETITIVE, TECHNOLOGICAL, AND REGULATORY DEVELOPMENTS AND TRENDS SPECIFIC TO THE COMPANY'S INDUSTRY AND CUSTOMERS. THESE CONDITIONS AND EVENTS COULD BE SUBSTANTIALLY DIFFERENT THAN THE COMPANY BELIEVES OR EXPECTS AND THESE DIFFERENCES MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS MADE OR THE RESULTS WHICH COULD BE EXPECTED TO ACCOMPANY SUCH STATEMENTS. SPECIFIC FACTORS WHICH COULD CAUSE SUCH MATERIAL DIFFERENCES INCLUDE, BUT ARE NOT LIMITED
TO: DESIGN OR MANUFACTURING DEFECTS IN THE COMPANY'S PRODUCTS WHICH COULD CURTAIL SALES AND SUBJECT THE COMPANY TO SUBSTANTIAL COSTS FOR REMOVAL, REPLACEMENT, AND REINSTALLATION OF SUCH PRODUCTS; MANUFACTURING OR PRODUCT DEVELOPMENT PROBLEMS THAT THE COMPANY DOES NOT ANTICIPATE; AN INABILITY TO ABSORB OR ADJUST COSTS IN RESPONSE TO LOWER SALES VOLUMES THAN THE COMPANY ANTICIPATES; UNANTICIPATED COSTS OR INEFFICIENCIES FROM THE ONGOING CONSOLIDATION OF CERTAIN OF THE COMPANY'S ACTIVITIES; LOSS OF KEY MANAGEMENT, SALES OR TECHNICAL EMPLOYEES; DECISIONS BY THE COMPANY'S LARGER CUSTOMERS TO CANCEL CONTRACTS OR ORDERS AS THEY ARE ENTITLED TO DO OR NOT TO ENTER INTO NEW CONTRACTS OR ORDERS WITH THE COMPANY BECAUSE OF DISSATISFACTION, TECHNOLOGICAL OR COMPETITIVE CHANGES OR CHANGES IN CONTROL OR OTHERWISE; AND INABILITY AS A RESULT OF THE COMPANY'S INEXPERIENCE, TO DELIVER CONSTRUCTION SERVICES WITHIN ANTICIPATED COSTS AND TIME FRAMES WHICH COULD CAUSE LOSS OF BUSINESS, OPERATING LOSSES AND DAMAGE CLAIMS. THE ABOVE LISTING OF FACTORS IS REPRESENTATIVE OF THE FACTORS WHICH COULD AFFECT THE COMPANY'S FORWARD-LOOKING STATEMENTS AND IS NOT INTENDED AS AN ALL ENCOMPASSING LIST OF SUCH FACTORS. SOME OF THESE FACTORS, AND OTHER FACTORS WHICH COULD HAVE SIMILAR IMPACTS, ARE DESCRIBED MORE FULLY BELOW. IN PROVIDING FORWARD-LOOKING STATEMENTS THE COMPANY IS NOT UNDERTAKING ANY OBLIGATION TO UPDATE THESE STATEMENTS PUBLICLY OR OTHERWISE, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     Some of the information that may need to be considered with respect to the Notes is not physically included in this Prospectus, but rather is "incorporated by reference" to documents that have been filed by ANTEC with the SEC. The information that is incorporated by reference consists of:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

     (b) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998;

     (c) the proxy statement (other than the information contained in "Compensation Committee Report on Executive Compensation" and "Performance Graph") for the Company's Annual Meeting of Stockholders held May 7, 1998;


     (d)  the Company's Report on Form 8-K filed April 29, 1998; and

     (e) the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998


     All documents filed by ANTEC under the Securities Exchange Act of 1934 after the date of this Prospectus are incorporated by reference into this Prospectus.

     Any statement contained in a document that is incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to such previous statement. All information contained or incorporated by reference in this Prospectus relating to ANTEC and its subsidiaries has been supplied by ANTEC.

     The Company will provide, without charge, to each person (including any beneficial owner) to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Such requests should be directed to: Secretary, ANTEC Corporation, 5720 Peachtree Parkway, NW Norcross, GA 30092.

                                  THE COMPANY


     ANTEC is a developer, manufacturer and supplier of optical and radio frequency ("RF") transmission equipment for the construction, rebuilding and maintenance of broadband communications systems. ANTEC supplies equipment and services for these systems primarily to cable television operators, earning a reputation as a high-quality, one-stop provider of substantially all of the equipment needed for a cable television system between the headend and the home. The Company has developed a full line of technologically advanced fiber optic products to capitalize on current and future upgrades of cable systems employing hybrid-fiber coax ("HFC") technology capable of providing state-of-the-art video, voice and data services. ANTEC has strong long-term relationships with its customers, serving major domestic cable operators. To capitalize on the growing worldwide telecommunications industry, the Company has developed important relationships with domestic telephone and international broadband communications providers. In 1997, the Company generated approximately 76% of its net sales domestically and approximately 24% of its net sales internationally.

     From its inception in 1969 until its initial public offering in 1993, ANTEC was primarily a distributor of cable television equipment and was owned and operated by Anixter International, Inc. ("Anixter"). Since that time, the Company has completed several important strategic acquisitions and formed joint ventures designed to expand significantly the Company's product offerings and provide state-of-the-art manufacturing capabilities. Currently, the Company believes that it is the provider with the broadest offering of products and services in its industry. As a result of these acquisitions, a substantial component of the Company's sales consist of manufactured products which typically carry higher gross margins than distributed products.

     The Company manufactures products in the United States and Mexico in ISO 9001 certified facilities and through relationships with third party manufacturers in China, Malaysia and Taiwan. In addition, through its Telewire Division the Company distributes products manufactured by others. The Company serves its customers through an efficient delivery network consisting of 25 sales and stocking locations in the United States, Argentina, Brazil, Canada, China, Italy, Spain and the United Kingdom. For most customer needs, the Company maintains complete inventories and is able to provide overnight as well as staged delivery of products.

RECENT DEVELOPMENTS

     On May 21, 1998, the Company entered into a new credit facility (the "New Credit Facility"). The New Credit Facility permits ANTEC to borrow on a revolving basis up to an amount equal to the sum of 85% of eligible domestic accounts receivable plus 60% of eligible domestic inventory, limited in aggregate amount outstanding at any time to $100.0 million; provided that at no time may eligible inventory included in the Company's borrowing base exceed an amount equal to 50% of the aggregate amount outstanding under the New Credit Facility. The New Credit Facility provides for interest based upon LIBOR or ABR plus, in either instance, a margin (starting at 200 basis points in the case of a LIBOR-based loan and 100 basis points for an ABR-based loan) based upon ANTEC's fixed charge coverage ratio, and is secured by substantially all of ANTEC's (and its subsidiaries') assets in the United States and a pledge of 65% of the stock of each of ANTEC's foreign subsidiaries. ANTEC's prior credit facility was, with the exception of the stock of ANTEC's subsidiaries, unsecured. The New Credit Facility contains various financial covenants, including limitations on indebtedness; limitations on mergers, acquisitions, consolidations, asset dispositions and asset transfers; limitations on dividends, share repurchases, investments and certain other payments; limitations on capital expenditures; a minimum fixed charge coverage ratio; a minimum ratio for debt to total capital; and a minimum net worth. The Bank of New York and Bank of America will co-manage the facility.


     On June 4, 1998, ANTEC purchased 4,376,500 shares of Common Stock from Anixter for $63,459,250. Anixter no longer is a shareholder of ANTEC.


                           INVESTMENT CONSIDERATIONS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully by investors before purchasing the securities offered hereby.


LEVERAGE

     The Company is highly leveraged. As of December 31, 1997, the Company's total indebtedness as adjusted to give effect to the sale of the Notes and the application of net proceeds therefrom, would have been approximately $139.3 million compared to stockholders' equity of $232.3 million. In addition, the New Credit Facility provides, among other things, covenants limiting the incurrence of additional debt and liens. The degree to which the Company is leveraged and such covenants may adversely affect the Company's ability to finance its future operations, to compete effectively against better capitalized competitors and to withstand downturns in its business or the economy generally, and could limit its ability to pursue business opportunities that may be in the interests of the Company and its security holders.

OPERATING LOSSES

     The Company recently has experienced significant operating losses. The Company had an operating loss of approximately $23.1 million for the year ended December 31, 1997, and recorded a non-recurring charge of $12 million in the first quarter of 1998 in connection with the consolidation plan being implemented concurrently with the creation of the new President and Chief Operating Officer organization in Atlanta. There can be no assurance that such losses will not continue.


DEPENDENCE ON THE CABLE TELEVISION INDUSTRY AND CABLE TELEVISION CAPITAL
SPENDING

     Approximately 60% of the Company's revenues come from sales of systems and equipment to the domestic cable television industry. Demand for these products depends primarily on capital spending by cable television operators for constructing, rebuilding or upgrading their systems. Capital spending in the cable industry has been cyclical. The amount of this capital spending, and, therefore the Company's sales and profitability, will be affected by a variety of factors, including general economic conditions, consolidation in the industry, the financial condition of domestic cable television operators and their access to financing, competition from direct-to-home ("DTH") or direct broadcast satellite television providers, and wireless television providers and telephone companies, satellite master antenna television ("SMATV") providers, and Internet video providers, technological developments in the broadband communications industry, and new legislation and regulation of cable television operations as described below.

     In recent years, cable television capital spending has been affected significantly by new legislation and regulation, on the federal, state and local levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. From time to time, the Federal Communications Commission ("FCC") has adopted technical standards applicable to the equipment used by, and operations of, cable television operators, and there may be changes in such standards in the future which may affect cable television capital spending. During 1993 and 1994, the FCC adopted rules under the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), regulating rates that cable television operators may charge for lower tiers of service and generally not regulating the rates for higher tiers of service. In 1996, the Telecommunications Act of 1996 (the "Telecom Act") was enacted to eliminate certain governmental barriers to competition among local and long distance telephone, cable television, broadcasting and wireless services. When fully implemented by the FCC, the Telecom Act may significantly impact the communications industry and alter federal, state and local laws and regulations regarding the provision of cable and telephony services. Among other things, the Telecom Act eliminates substantially all restrictions on the entry of telephone companies and certain electric public utilities into the cable television business. Telephone companies may now enter the cable television business as traditional cable operators (subject to limitations on their acquiring existing cable systems in their telephone service areas), as common carrier conduits for programming supplied by others, as operators of wireless distribution systems, or as hybrid common carrier/cable operator providers of programming on so-called "open video systems." The FCC also recently adopted rules affecting the ownership of and access to cable in multiple dwelling units. The economic impact of the 1992 Cable Act, the Telecom Act and the rules thereunder on the cable television industry and the Company is still uncertain. However, the entrance of telephone companies into the cable industry and the consolidation of cable companies and telephone companies, as the result of the new Federal legislation discussed above, may negatively affect not only the level of capital spending in the cable industry in general, but the portion thereof received by the Company.

     As for competition faced by cable television operators from wireless television providers, the FCC has pending proposed rule changes which would allow multichannel multipoint distribution service ("MMDS") providers to offer two-way telecommunications services, which could lead to greater competition from MMDS operators. Also, the FCC has recently completed auctions for radio spectrum licenses for local multipoint distribution service ("LMDS"); these broadband licenses could be used to provide video or high-speed telecommunications transmissions, which could compete against cable television systems.

TELECOMMUNICATIONS INDUSTRY COMPETITION AND TECHNOLOGICAL CHANGES

     The Company will be significantly affected by the competition among cable television, DTH, SMATV, MMDS, and LMDS operators, satellite television providers and telephone companies, and other operators to provide video, voice and data/Internet services. In particular, although cable television operators have historically provided television services to the majority of U.S. households, DTH or direct broadcast satellite television has attracted a growing number of subscribers, and the regional telephone companies have begun to offer competing cable and wireless cable services. This competitive environment is characterized by rapid technological change, particularly with respect to developments in digital compression and broadband access technology. New digital technologies enable the compression of many channels into the bandwidth currently used by one analog channel. In addition, new wireless technologies may be used in the future to bypass existing distribution systems.


     The Company's products and services compete with those of a substantial number of domestic companies. The Company's top two competitors, General Instruments and Scientific-Atlanta, have greater resources, financial and otherwise, than the Company. The rapid technological changes occurring in the Company's markets may lead to the entry of new competitors, including those with substantially greater resources than the Company's. The Company's ability to anticipate technological changes and to introduce enhanced products on a timely basis will be a significant factor in the Company's ability to expand and remain competitive. Actions by existing competitors and the entry of new competitors may have an adverse impact on the Company's sales and profitability. The industry is characterized by rapid technological change. Technological changes also could lead to the obsolescence of some of the Company's products, which could have a material adverse effect on the Company's business.

     A component of ANTEC's strategy for technological innovation involves the products that ANTEC anticipates the joint venture the Company and Northern Telecom formed in 1995 ("Arris") will develop. Arris designs, manufactures, and sells products that enable the provision of telephone services over HFC systems for video distribution. To date, Arris' products have been installed only on a limited basis, and there is no certainty that these products will gain wide acceptance or be profitable for either Arris or the Company. Through December 31, 1997, Arris had operating losses, of which ANTEC funded approximately $3.4 million and Northern Telecom funded the remainder with debt. ANTEC is obligated to fund 25% of the future losses up to an aggregate additional investment by ANTEC of approximately $5.1 million . Should ANTEC ever decide not to fund its share of Arris' losses above this agreed upon amount, ANTEC's interest in Arris would be diluted if its partner decides to fund any further losses with equity.

DEPENDENCE ON KEY CUSTOMERS


     The cable industry is highly concentrated, with the majority of domestic subscribers being served by approximately ten major domestic multi-system operators ("MSOs"). Historically, a majority of the Company's sales have been to relatively few customers. In 1997, over 36% of the Company's revenues were obtained from sales to the ten largest MSOs. Traditionally, a significant portion of the Company's revenue is derived from sales to Tele-Communications, Inc. ("TCI"), aggregating $157.1 million, $153.7 million and $46.6 million for the years ended December 31, 1995, 1996 and 1997, respectively. The October 1996 decision by TCI to cease accepting shipments of the products the Company and its competitors traditionally sold to it had a material adverse effect on the Company's financial performance in 1997. Sales to TCI in 1998 are expected to be substantially greater than 1997 sales, but not as high as prior years. The Company is not able to project future sales levels to TCI. A future decision by TCI or other large cable companies to reduce purchases could have a material adverse effect on the Company's business in the future. In addition, the consolidation in the cable industry can have an adverse effect on the Company's business as participants reduce capital expenditures. In 1997 for example, the Company experienced a material slow-down in sales due in part to the impact of trades, swaps and partnerships that occurred among domestic cable operators throughout most of 1997. Recently TCI announced that it had agreed to be acquired by AT&T Corp. The consequences, if any, to the Company of this acquisition are not yet determinable.


     The Company believes that transactions between suppliers like the Company and operators in the cable television industry are highly relationship based. Contracts with suppliers specify pricing, warranty and delivery terms, but do not typically provide for minimum purchase amounts. As a result, even though the Company has contractual relationships with a number of customers, there is no certainty as to the amount of products that will be sold pursuant to those contracts. For example, under the Company's joint venture regarding turn-key contracts with TCI, the specific work to be performed and the type and supplier of the equipment to be used, which may or may not be sold by the Company, will be specified by TCI and governed by discrete project documentation to be agreed upon by TCI and the joint venture for each segment or phase as the work progresses. The benefit of such contracts to the Company depends on the Company providing products that are needed to upgrade these systems.


RELIANCE ON KEY PERSONNEL


     The future success of the Company depends in part on its ability to attract and retain key executive, marketing, engineering and sales personnel. Competition for qualified personnel in the cable industry is intense, and the loss of certain key personnel could have a material adverse effect on the Company. Even though the Company has entered into employment contracts with its key executive officers, and it has a stock option program which is intended to provide substantial incentives for its key employees to remain with the Company, no assurances can be given that the Company will be able to retain its key personal, or attract new key personnel.

SUBORDINATION

     The Notes are subordinated in right of payment to all existing and future Senior Indebtedness of the Company and, effectively, all existing and future liabilities (including trade payables) of its subsidiaries. The Indenture (as defined) does not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its subsidiaries. By reason of such subordination of the Notes, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company or similar proceeding, or upon a default in payment with respect to any indebtedness of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Notes only after all Senior Indebtedness has been paid in full. The Notes rank pari passu with all other unsecured, subordinated obligations of the Company. See "Description of Notes -- Subordination."


     At December 31, 1997, after giving effect to the issuance of the Notes, the incurrence of indebtedness under the New Credit Facility and the application of the estimated net proceeds therefrom, approximately $39.3 million of outstanding indebtedness of the Company would have constituted Senior Indebtedness. In addition, because of how the Company manages its operations, its current liabilities (e.g., accounts payable) could be viewed as obligations of the Company's subsidiaries and, therefore, senior to the Notes. As of December 31, 1997, the Company had $75.8 million of current liabilities. The Company's New Credit Facility provides for borrowing of up to $85.0 million, subject to a borrowing base limitation. $70.0 million was outstanding under the prior credit facility as of December 31, 1997. Indebtedness under the New Credit Facility would be Senior Indebtedness.


LACK OF PUBLIC MARKET

     The Notes are eligible for trading through the PORTAL Market. Although the Company has been advised by Donaldson Lufkin & Jenrette that it is currently making a market in the Notes, it is not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity is subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the Notes will be maintained. If a trading market is not maintained, holders of the Notes may experience difficulty in reselling, or an inability to sell, the Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Notes may trade at a discount from their principal amount.


     The Notes were sold in reliance upon exemptions from regulation under the Securities Act and applicable state securities laws. Therefore, the Notes may be transferred or resold only in compliance with the registration provisions of the Securities Act and applicable state securities laws. The Notes and the Shares are being registered to permit secondary trading of such securities by the holders thereof (the "Selling Securityholders") by use of this Prospectus. The Company may prohibit offers and sales of Notes and Shares pursuant to the shelf registration statement filed under the Securities Act (the "Shelf Registration Statement") to which this Prospectus relates at any time if (A)(i) the Company is in possession of material non-public information relating to the Company,
(ii) the Company determines (based on advice of counsel) that such prohibition is necessary in order to avoid a requirement to disclose such material non-public information to the public and (iii) the Company determines in good faith that public disclosure of such material non-public information would not be in the best interests of the Company and its stockholders, or (B)(i) the Company has made a public announcement relating to an acquisition or business combination transaction including the Company and/or one or more of its subsidiaries that is material to the Company and its subsidiaries taken as a whole and (ii) the Company determines in good faith that (x) offers and sales of Transfer Restricted Securities (as defined below) pursuant to the Shelf Registration prior to the consummation of such transaction (or such earlier date as the Company shall determine) is not in the best interests of the Company and its stockholders or (y) it would be impracticable at the time to obtain any financial statements relating to such acquisition or business combination transaction that would be required to be set forth in the Shelf Registration. The Company has agreed to file this Registration Statement with the Commission and to use its reasonable best efforts to cause this Registration Statement to become effective with respect to the Notes and the Common Stock issuable upon conversion thereof. See "Description of the Notes -- Registration Rights; Liquidated Damages."


INTERNATIONAL OPERATIONS; FOREIGN CURRENCY RISKS

     United States broadband system designs and equipment are increasingly being employed in international markets, where cable television homes passed penetration is relatively lower than in the United States. However, there can be no assurance that international markets will continue to develop or that the Company will receive additional contracts to supply its equipment in international markets.

     A significant portion of the Company's products is manufactured or assembled in Mexico and other countries outside the United States. The Company's sales of its equipment into international markets have been and are expected in the future to be an important part of the Company's business. These foreign operations are subject to the usual risks inherent in conducting operations abroad, including risks with respect to currency exchange rates, economic and political destabilization, restrictive actions and taxation by foreign governments, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans, and foreign tax laws. Even though all of the Company's international sales have been dollar denominated, the Company's business could be adversely affected if relevant currencies fluctuate relative to the United States dollar.

FRAUDULENT CONVEYANCE RISKS; PREFERENTIAL TRANSFER

     Under applicable provisions of the federal bankruptcy law or comparable provisions of state fraudulent transfer law, if the Company, at the time of issuance of, or making any payment in respect of, the Notes, (a)(i) was or was rendered insolvent thereby, was engaged in or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, and (ii) received less than reasonably equivalent value or fair consideration for such issuance, or (b) issued the Notes or made any payment thereunder with intent to hinder, defraud or delay any of its creditors, the obligations of the Company under some or all of the Notes could be voided or held to be unenforceable by a court, the obligations of the Company under the Notes could be subordinated to claims of other creditors or the holders would be required to return payments already received. In any of the foregoing cases, there could be no assurance that the holders would ultimately recover the amounts owing under the Notes.

     The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in any such case. Generally, however, the Company or its subsidiaries would be considered insolvent if the sum of its or their debts, including contingent liabilities, was greater than all of its assets at a fair valuation, if it had unreasonably small capital to conduct its business, or if the present fair salable value of its assets were less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and matured. The Company was not insolvent at the time of or as a result of the initial issuance of the Notes and believes that it will not engage in a business or transaction for which its remaining assets would constitute unreasonably small capital, and the Company has not and does not intend to incur or believe that it will incur debts beyond its ability to pay such debts as they mature. There can be no assurance, however, that a court passing on such questions would agree with the Company's analysis.


SEC INVESTIGATION - LITIGATION

     The Securities and Exchange Commission has instituted civil litigation against Mr. Bruce Van Wagner, one of the Company's directors. In general, these proceedings allege that Mr. Van Wagner provided material non-public information to family members and others that led the recipients to sell Shares based upon that information. In general, the Commission is seeking disgorgement of the profits, a penalty equal to three times the disgorged profits and injunctive relief. Mr. Van Wagner has denied these allegations and is vigorously defending the litigation. The Company is reimbursing Mr. Van Wagner the costs of defending this litigation, which in 1997, had aggregated $90,000. In addition, various members of the Company's management have provided testimony to the Commission in connection with these proceedings (and a prior investigation) and would expect to continue to provide testimony to the Commission when and as requested.



                                USE OF PROCEEDS


     Although the Company received proceeds in connection with the initial private placement of the Notes, the Company will not receive any of the proceeds from the sale of the Notes or the Shares by the Selling Securityholders. Approximately $73.5 million of the proceeds from the initial private placement were used to repay the Company's obligations under its revolving credit facility. The remainder was temporarily invested and, together with borrowings under the New Credit Facility, was used to repurchase approximately 4.4 million Shares for approximately $63.5 million.


                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratio of earnings to fixed charges for each of the periods indicated is as follows:



                                                                   Six Months
                                   Fiscal Year Ended                 Ended
                                      December 31,                  June 30,
                                     -------------                ------------
                              1997   1996    1995    1994   1993  1998   1997
                              ----  ------  ------  ------  ----  -----  -----

  Ratio of earnings to fixed
   charges(1)                   --    3.2x    1.9x    4.9x  2.9x     --     --
  Fixed Charges Coverage
  Deficiency(2)               29.0      --      --      --    --    0.3   21.8



(1) For purposes of the calculation of ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness and rental expense.


(2)  In millions of dollars.



                              DESCRIPTION OF NOTES


     Set forth below is a summary of the material provisions of the Notes. The Notes were issued pursuant to an indenture (the "Indenture") dated as of May 8, 1998 by and between the Company and The Bank of New York as trustee (the "Trustee"). The following description of the Notes, the Indenture and the Registration Rights Agreement (as defined herein) summarizes the material provisions thereof, and is qualified in its entirety by reference to, all of the provisions of the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms. Copies of the Indenture and the Registration Rights Agreement may be obtained from the Company upon request. Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture or the Registration Rights Agreement, as appropriate. As used in this section, the "Company" refers to ANTEC Corporation, exclusive of its Subsidiaries. Wherever particular provisions or defined terms of the Indenture (or the form of Note which is part thereof) or the Registration Rights Agreement are referred to in this summary, such provisions or defined terms are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference. Certain definitions of terms used in the following summary are set forth under "Certain Definitions."

GENERAL

     The Notes are general, unsecured obligations of the Company, limited in aggregate principal amount to $115 million. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness, as described under "Subordination" below. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

     The Notes will mature on May 15, 2003. The Notes bear interest at the rate per annum stated on the cover page of this Prospectus from their date of issuance, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually in cash in arrears on May 15 and November 15 of each year, commencing November 15, 1998 to the persons in whose names such Notes are registered at the close of business on May 1 and November 1 immediately preceding such Interest Payment Dates. Principal of, premium on, if any, interest on, and Liquidated Damages with respect to, the Notes will be payable, the Notes will be convertible and the Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in New York, New York. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.


     At the option of the Company, payment of interest and Liquidated Damages may be made by check mailed to the holders of the Notes (the "Holders") at the addresses set forth upon the registry books of the Company. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee presently located in New York, New York.


     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the issuance or repurchase of securities of the Company or the incurrence of indebtedness, including Senior Indebtedness. The Indenture contains no covenants or other provisions to afford protection to Holders of Notes in the event of a highly leveraged transaction or a change of control of the Company, except to the limited extent described under "Repurchase of Notes at the Option of the Holder Upon a Change of Control."


CONVERSION RIGHTS

     Each Holder of Notes has the right at any time prior to the close of business on the Stated Maturity of the Notes, unless previously redeemed or repurchased, at the Holder's option, to convert any portion of the principal amount thereof that is $1,000 or an integral multiple thereof into shares of Common Stock at the Conversion Price set forth on the cover page of this Prospectus (subject to adjustment as described below). The right to convert a Note called for redemption or delivered for repurchase and not withdrawn will terminate at the close of business on the Business Day immediately prior to the Redemption Date or Repurchase Date, as applicable, for such Note, unless the Company subsequently fails to pay the applicable Redemption Price or Repurchase Price, as the case may be.

     In the case of any Note that has been converted into Common Stock after any Record Date, but on or before the next Interest Payment Date, interest, the stated due date of which is on such Interest Payment Date, shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note who is a Holder on such Record Date. Any Note converted after any Record Date but before the next Interest Payment Date (other than Notes called for redemption) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion; provided that no such payment shall be required with respect to interest payable on May 15, 2001. No fractional shares of Common Stock will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of Common Stock (determined in accordance with the Indenture) at the close of business on the day of conversion. As a result of the foregoing provisions, Holders who surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, except for Notes that are called for redemption on a Redemption Date between a Record Date and the corresponding Interest Payment Date as provided above.

     The Conversion Price will be subject to adjustment in certain events, including (a) any payment of a dividend (or other distribution) payable in Common Stock on any class of Capital Stock of the Company, (b) any issuance to all or substantially all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then Current Market Price of Common Stock (determined in accordance with the Indenture); provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur, (c) certain subdivisions, combinations or reclassifications of the outstanding Common Stock, (d) any distribution to all or substantially all holders of Common Stock of evidences of indebtedness, shares of Capital Stock (other than Common Stock), cash or other assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above and distributions in connection with the liquidation, dissolution or winding up of the Company and excluding dividends and distributions paid exclusively in cash and in mergers and consolidations to which the second succeeding paragraph applies), (e) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies) to all or substantially all holders of Common Stock in an aggregate amount that, combined together with (i) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustments have been made and (ii) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made exceeds 15.0% of the Company's market capitalization (defined as being the product of the then Current Market Price of the Common Stock multiplied by the number of shares of Common Stock then outstanding) on the record date of such distribution, and (f) the completion of a tender offer made by the Company or any of its Subsidiaries for Common Stock to the extent that the aggregate consideration, together with
(i) any cash and other consideration payable in a tender offer by the Company or any of its Subsidiaries for Common Stock expiring with the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15.0% of the Company's market capitalization on the expiration of such tender offer. In the event of a distribution to all or substantially all of the holders of Common Stock of rights, warrants or options to subscribe for or purchase any securities (other than those referred to in (b) above), the Company may instead of making an adjustment in the Conversion Price, provide that each Holder of a Note, who converts the Note after the record date for such distribution and prior to the expiration of such rights, shall be entitled to receive upon such conversion of the Note, in addition to shares of Common Stock, an appropriate number of such rights, warrants or options. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

     The Company, from time to time and to the extent permitted by law, may reduce the Conversion Price by any amount for any period of at least 20 Business Days, in which case the Company shall give at least 15 days notice of such reduction to the Trustee and the Holders, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for United States Federal income tax purposes. See "Certain United States Income Tax Considerations."

     In case of any reclassification or change of outstanding shares of Common Stock issuable upon conversion of the Notes (other than certain changes in par value) or consolidation or merger of the Company with or into another Person or any consolidation or merger of another Person with or into the Company (with certain exceptions), or in case of any sale, transfer or conveyance of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of any Holder of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, sale, transfer or conveyance by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto after giving effect to any adjustment required to be made as set forth above; provided that if the kind or amount of securities, cash and other property is not the same for each share of Common Stock held immediately prior to such reclassification, change, consolidation, merger, sale, transfer, or conveyance, any Holder who fails to exercise any right of election shall receive per share the kind and amount of securities, cash or other property received per share by a plurality of such shares.

     The Company will use all reasonable efforts to cause all registrations to be made with, and to obtain any approvals by, any governmental authority under any Federal or state law of the United States that may be required on the part of the Company in connection with the conversion of the Notes into Common Stock. If at any time during the two-year period following the date of the original issuance of the Notes a registration statement under the Securities Act covering the shares of Common Stock issuable upon conversion of the Notes is not effective or is otherwise unavailable for effecting resales of such shares, shares of Common Stock issued upon conversion of the Notes may not be sold or otherwise transferred except in accordance with or pursuant to an exemption from, or otherwise in a transaction not subject to, the registration requirements of the Securities Act.

SUBORDINATION


     The Notes are general, unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness. Adjusted to give effect to the issuance of the Notes, the incurrence of indebtedness under the New Credit Facility and the application of the estimated net proceeds therefrom, including the Repurchase and the repayment of the Company's Existing Credit Facility, the Company would have had outstanding $39.3 million of Senior Indebtedness as of December 31, 1997. The Notes are effectively subordinated in right of payment to all existing and future liabilities (including trade payables) of the Company's subsidiaries. The Company had $75.8 million of current liabilities as of December 31, 1997. Because of how the Company manages its operations, these current liabilities could be viewed as obligations of the Company's subsidiaries and therefore senior to the Notes. The Indenture does not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company or its Subsidiaries or the ability of the Company to transfer assets or business operations to its Subsidiaries, subject to the provisions described under "Repurchase of Notes at the Option of the Holder Upon a Change of Control" and "Limitation on Merger, Sale or Consolidation."

     The Indenture provides that no payment may be made by the Company, directly or through any Subsidiary, on account of the principal of, premium, if any, or interest on and Liquidated Damages or any other obligations under or with respect to, the Notes, or to acquire any of the Notes (including repurchases of Notes at the option of the Holder) for cash or property (other than Junior Securities), or on account of the redemption provisions of the Notes (collectively, the "Subordinated Obligations"), (i) upon the maturity of any Senior Indebtedness, by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and interest on, and fees, charges, expenses, indemnifications and all other amounts payable in respect of Designated Senior Indebtedness are first paid in full, or (ii) in the event of default in the payment of any principal of, premium, if any, or interest on, any Designated Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (collectively, a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist. The payment of cash, property or securities (other than Junior Securities) upon conversion of a Note will constitute payment on a Note and therefore will be subject to the subordination provisions in the Indenture.


     Upon (i) the happening of an event of default (other than a Payment Default) that permits, or would permit with (a) the passage of time, (b) the giving of notice, (c) the making of any payment of the Notes then required to be made or (d) any combination thereof (collectively, a "Non-Payment Default"), the holders of Designated Senior Indebtedness or their representative immediately to accelerate the maturity of such Designated Senior Indebtedness and (ii) written notice of such Non-Payment Default being given to the Company and the Trustee by the holders of such Designated Senior Indebtedness or their representative (a "Payment Notice"), then, unless and until such Non-Payment Default has been cured or waived or otherwise has ceased to exist, no payment (by setoff or otherwise) may be made by or on behalf of the Company, directly or through any Subsidiary, on account of the Subordinated Obligations, in any such case other than payments made with Junior Securities. Notwithstanding the foregoing, unless (i) the Designated Senior Indebtedness in respect of which such Non-Payment Default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the "Payment Blockage Period"), and (ii) such declaration has not been rescinded or waived, at the end of the Payment Blockage Period, the Company shall be required to pay to the Holders of the Notes all regularly scheduled payments on the Notes that were not paid during the Payment Blockage Period due to the foregoing prohibitions (and upon the making of such payments any acceleration of the Notes made during the Payment Blockage Period shall be of no further force or effect) and to resume all other payments as and when due on the Notes. Not more than one Payment Notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to Senior Indebtedness during such period. In no event, however, may the total number of days during which any Payment Blockage Period is or Payment Blockage Periods are in effect exceed 179 days in the aggregate during any consecutive 365-day period.


     Upon any distribution of assets of the Company upon any dissolution, winding up, total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of the creditors or any marshaling of assets or liabilities (i) the holders of all Senior Indebtedness will first be entitled to receive payment in full before the Holders of the Notes are entitled to receive any payment (other than Junior Securities) on account of the Subordinated Obligations and (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than Junior Securities) to which the Holders of the Notes or the Trustee on behalf of the Holders would be entitled (by setoff or otherwise), except for the subordination provisions contained in the Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness or their representative to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

     In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company or any Subsidiary (other than Junior Securities) shall be received by the Holders of the Notes or the Trustee on behalf of the Holders or any Paying Agent at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness, and shall be paid or delivered by such Holders or the Trustee or such Paying Agent, as the case may be, to the holders of the Senior Indebtedness remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness held or represented by each, for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay or to provide for the payment of all such Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

     No provision contained in the Indenture or the Notes affects the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Notes. The subordination provisions of the Indenture and the Notes does not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any Holder of any Notes, subject to the preceding paragraphs, to pursue any other rights or remedies with respect to the Notes.


     The Company conducts certain of its operations through its Subsidiaries. Accordingly, the Company's ability to meet its cash obligations in the future in part will be dependent upon the ability of its Subsidiaries to make cash distributions to the Company. The ability of its Subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of the laws of national and state governments and may be restricted by contractual provisions. The Indenture does not limit the ability of the Company's Subsidiaries to incur such contractual restrictions in the future. The right of the Company to participate in the assets of any Subsidiary (and thus the ability of Holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that Subsidiary except to the extent that the Company itself is recognized as a creditor of such Subsidiary, in which case the Company's claims would still be subject to any security interest of other non-subordinated or pari passu creditors of such Subsidiary. Substantially all of the Company's domestic subsidiaries have guaranty the indebtedness under the New Credit Facility. The Notes, therefor, are effectively subordinated to obligations to creditors, including trade creditors, of Subsidiaries of the Company with respect to the assets of the Subsidiaries against which such creditors have a more direct claim.


     As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its Subsidiaries or a marshaling of assets or liabilities of the Company and its Subsidiaries, Holders of Notes may receive ratably less than other creditors.

REDEMPTION AT THE COMPANY'S OPTION

     The Notes are not subject to redemption prior to May 15, 2001 and will be redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice to each Holder, at the following Redemption Prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing May 15 of the years indicated below, in each case (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date) together with accrued and unpaid interest and Liquidated Damages, if any, to, but excluding, the Redemption Date:

YEAR                                                      PERCENTAGE
----                                                      ----------
2001                                                        101.800%
2002 and thereafter                                         100.900%


     In the case of a partial redemption, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The Notes may be redeemed in part in multiples of $1,000 only.

     Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption (the "Redemption Date"), to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest and Liquidated Damages, if any, to be paid. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption, unless the Company defaults in its obligations with respect thereto. The Notes do not have the benefit of any sinking fund.

REPURCHASE OF NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL

     The Indenture provides that in the event that a Change of Control has occurred, the Company is required to make an irrevocable and unconditional (except as described below) offer (the "Repurchase Offer") to purchase all Notes on the date ("Repurchase Date") that is no later than 45 Business Days (except as described below) after the occurrence of such Change of Control at a cash price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest and Liquidated Damages, if any, to (but excluding) the Repurchase Date. A Holder of Notes may accept the Repurchase Offer with respect to all or a portion of its Notes (provided that the principal amount of such Notes must be $1,000 or an integral multiple thereof). The Repurchase Offer shall be made within 25 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement except to the extent that a longer period is required by applicable law (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company shall purchase all Notes tendered in response to the Repurchase Offer. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended as so required.

     On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price (together with accrued and unpaid interest and Liquidated Damages, if any) of all Notes so tendered and (iii) deliver to the Trustee the Notes so accepted, together with an officers' certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (together with accrued and unpaid interest and Liquidated Damages, if any), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will announce publicly the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

     The phrase "all or substantially all" of the assets of the Company, as included in the definition of Change of Control, is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.

     The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Donaldson, Lufkin & Jenrette.


     The provisions of the Indenture relating to a Change of Control may not afford the Holders of the Notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change of Control. Moreover, certain events with respect to the Company which may involve an actual change of control of the Company may not constitute a Change of Control for purposes of the Indenture. For instance, one or more shareholders could acquire a significant portion, but less than 50% of the Company's Shares (the threshold in the definition of "Change of Control") and thereby by able to exert substantial influence with respect to the Company.

     The right to require the Company to repurchase Notes as a result of the occurrence of a Change of Control could create an event of default under Senior Indebtedness as a result of which any repurchase could be blocked by the subordination provisions of the Notes. Failure of the Company to repurchase the Notes when required would result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions. See "-- Subordination." In addition, there can be no assurance that in the event of a Change in Control the Company would either have, or have access to, adequate funds to redeem the Notes.


     Except as described herein, no modification of the Indenture regarding the provisions on repurchase at the option of any Holder of a Note upon a Change of Control that adversely affects a Holder is permissible without the consent of the Holder of the Note so affected. In the event of a Change of Control, if Holders of in excess of two-thirds of the outstanding aggregate principal amount of the Notes so determine at any time following the occurrence of such Change of Control and before the close of business on the Business Day immediately preceding the Repurchase Date, such event shall not be treated as a Change of Control for purposes of the Indenture. In such event, (i) the Company shall not be required to make the Repurchase Offer, (ii) to the extent the Repurchase Offer has already been made, such Repurchase Offer shall be deemed revoked and (iii) to the extent any Notes have been tendered in response to any such revoked Repurchase Offer, such tender shall be rescinded and the Notes so tendered shall be promptly returned to the Holders thereof. For purposes of any such determination by the Holders of the outstanding Notes, Notes held by the Company or an Affiliate of the Company (including any Person that would become an Affiliate of the Company (or its successor) as a consequence of the event or series of events that otherwise would be treated as a Change of Control for purposes of the Indenture) shall be disregarded.

     To the extent applicable, the Company will comply with the provisions of Rule 13e-4 and 14e-1 or any other tender offer rules under the Exchange Act and any other securities laws, and will file a Schedule 13e-4 or any other schedule if required under such rules, in connection with any offer by the Company to repurchase Notes at the option of the Holders upon a Change of Control.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

     The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into, or sell, lease, convey or transfer all or substantially all of its assets (on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons (other than to its wholly owned Subsidiaries), unless (i) either (a) in the case of a merger or consolidation, the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Notes and the Indentures; and (ii) no Default or Event of Default shall exist immediately before or after giving effect to such transaction.

     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the Notes, except as to any obligations that arise from or as a result of such transaction.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more subsidiaries, which properties and assets, if held by the Company instead of such subsidiary, would constitute all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.


REPORTS


     Whether or not the Company is subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee, within 15 days after it is or would have been required to file such with the Commission, annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission and, in each case, together with a management's discussion and analysis of financial condition and results of operations as such would be so required. In addition, for so long as the Notes or the Common Stock into which they are convertible are Transfer Restricted Securities, the Company will continue to provide to Holders the information specified by Rule 144A(d)(4).

EVENTS OF DEFAULT AND REMEDIES

     The Indenture defines an Event of Default as (i) the failure by the Company to pay any installment of interest on the Notes as and when due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal of, or premium, if any, on the Notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, pursuant to any Repurchase Offer, (iii) the failure of the Company to perform any conversion of Notes required under the Indenture and the continuance of any such failure for 30 days, (iv) the failure by the Company to observe or perform any other covenant or agreement contained in the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding, (v) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries, (vi) failure of the Company or any Significant Subsidiary to make any payment at maturity, including any applicable grace period, in respect of Indebtedness (other than non-recourse obligations) in an amount in excess of $10 million, and continuance of such failure for 30 days after written notice is given to the Company by the Trustee or to the

Company and the Trustee by the Holders of at least 25% in aggregate principal amount of Notes outstanding, (vii) default by the Company or any Significant Subsidiary with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $10 million without such Indebtedness having been discharged or such acceleration having been rescinded or annulled for 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of Notes outstanding and (viii) final unsatisfied judgments not covered by insurance aggregating in excess of $10 million, at any one time rendered against the Company or any of its Significant Subsidiaries and not stayed, bonded or discharged within 60 days. The Indenture will provide that if a Default occurs and is continuing, the Trustee must, within 90 days after the Trustee's receiving actual notice of occurrence of such Default, give to the Holders notice of such Default, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders, except in the case of a Default in the payment of the principal of, premium, if any, or interest on any of the Notes when due or in the payment of any redemption or repurchase obligation.

     The Indenture provides that if an Event of Default occurs and is continuing (other than an Event of Default specified in clause (v) above with respect to the Company), then in every such case, unless the principal of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders), may declare all principal, premium, if any, accrued interest and Liquidated Damages, if any, on or with respect to the Notes to be due and payable immediately. If an Event of Default specified in clause (v) above with respect to the Company occurs, all principal, premium, if any, accrued interest and Liquidated Damages, if any, will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of no less than a majority in aggregate principal amount of Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on, and Liquidated Damages with respect to, the Notes that have become due solely by such acceleration, have been cured or waived.


     Prior to the declaration of acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default, except a default in the payment of principal of, interest on, or Liquidated Damages with respect to, any Note not yet cured, or a default with respect to any covenant or provision that cannot be modified or amended without the consent of the Holder of each outstanding Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.


     The Indenture provides that no Holder may pursue any remedy under the Indenture, except for a default in the payment of principal, premium, if any, or interest or Liquidated Damages, if any, on the Notes, unless the Holder gives to the Trustee written notice of a continuing Event of Default, the Holders of at least 25.0% in principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy, such Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense, the Trustee does not comply with the request within 60 days after the receipt of the request and the offer of indemnity, and the Trustee shall not have received a contrary direction from the Holders of a majority in principal amount of the outstanding Notes.

AMENDMENTS AND SUPPLEMENTS

     The Indenture contains provisions permitting the Company and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, the Company and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify or waive the rights of the Holders; provided that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity of any Note or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the conversion of any Note or the enforcement of any such payment on or after the due date thereof (including, in the case of redemption, on or after the Redemption Date), or reduce the Repurchase Price, or alter the Repurchase Offer (other than as set forth herein) or redemption provisions in a manner adverse to the Holders, or (ii) reduce the percentage in principal amount of the outstanding Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture or (iii) adversely affect the right of such Holder to convert Notes or alter, in a manner that adversely affects the right of such Holder, the provisions relating to anti-dilution protection in respect thereof. A supplemental indenture entered into in compliance with the "Limitation on Merger, Sale or Consolidation" covenant would not require the consent of the Holders of the Notes.

NO PERSONAL LIABILITY OF SHAREHOLDERS, OFFICERS, DIRECTORS AND EMPLOYEES

     The Indenture provides that no shareholder, employee, officer, director or partner, as such, past, present or future, of the Company or any successor corporation shall have any personal liability in respect of the obligations of the Company under the Indenture or the Notes by reason of his, her or its status as such shareholder, employee, officer, director or partner.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange the Notes in accordance with the Indenture. The Company or Trustee may require a Holder, among other things, to furnish appropriate endorsements, legal opinions and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Notes selected for redemption. Also, the Company is not required to transfer or exchange any Notes for a period of 15 days before the mailing of a Repurchase Offer or notice of redemption.

     The registered Holder of a Note may be treated as the owner of it for all purposes.

BOOK ENTRY, DELIVERY AND FORM

     Notes currently held by "qualified institutional buyers," as defined in Rule 144A under the Securities Act ("QIBs"), are currently evidenced by one U.S. Global Note, which was deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, the Depository and registered in the name of Cede and Co. ("Cede") as the Depository's nominee.

     Any purchaser (a "Public Holder") of Notes pursuant to this Prospectus will receive a beneficial interest in an unrestricted global note (the "Registered Global Note") which will be deposited with, or on behalf of, the Depository and registered in the name of Cede as the Depository's nominee. Except as set forth below, the Registered

Global Note may be transferred, in whole or in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.


     A Public Holder may hold its interest in the Registered Global Note directly through the Depository if such Public Holder is a participant in the Depository, or indirectly through organizations which are participants in the Depository (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with the Depository's rules and will be settled in federal funds.

     The Depository has advised the Company that it is a limited-purpose trust company that was created to hold securities for its Participants and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depository's Participants include securities brokers and dealers (including the Donaldson, Lufkin & Jenrette), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Public Holders who are not Participants may beneficially own securities held by or on behalf of the Depository only through Participants or Indirect Participants.

     The Company expects that pursuant to procedures established by the Depository, (i) upon deposit of the Registered Global Note, the Depository will credit the accounts of Participants with an interest in the Registered Global Note and (ii) ownership of the Notes evidenced by the Registered Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interests of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Registered Global Note will be limited to such extent.

     So long as the Depository or its nominee is the registered owner of a Note, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Registered Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Registered Global Note will not be entitled to have Notes represented by such Registered Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a Person having a beneficial interest in Notes represented by the Registered Global Note to pledge such interest to Persons that do not participate in the Depository's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Registered Global Note by the Depository, or for maintaining, supervising or reviewing any records of the Depository relating to such beneficial ownership interests.

     Payments with respect to the principal of, premium, if any, interest on, and liquidated damages with respect to, the Registered Global Note registered in the name of the Depository or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depository or its nominee in its capacity as the registered Holder of the Registered Global Note under the Indenture. Under the terms of the Indenture, the Company and the

Trustee may treat the Person in whose name the Registered Global Note is registered as the owner thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of the Registered Global Note (including, principal, premium, if any, interest, or liquidated damages with respect thereto), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Registered Global Note as shown on the records of the Depository. Payments by the Participants and the Indirect Participants to the beneficial owners of the Registered Global Note will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

     Holders who desire to convert their Notes into Common Stock pursuant to the terms of the Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.


     If (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a Depository and a successor is not appointed by the Company within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, then, upon surrender by the Depository of the Registered Global Note, Certificated Notes will be issued to each person that the Depository identifies as the beneficial owner of the Notes represented by the Registered Global Note. In addition, subject to certain conditions, any Person having a beneficial interest in the Registered Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such Person or Persons (or the nominee of any thereof), and cause the same to be delivered thereto.


     Neither the Company nor the Trustee shall be liable for any delay by the Depository or any Participant or Indirect Participant in identifying the beneficial owners of the Registered Global Note, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depository for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     The Company and Donaldson, Lufkin & Jenrette entered into the Registration Rights Agreement on May 8, 1998 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company filed with the Commission the Shelf Registration Statement on Form S-3 of which this Prospectus is a part to cover resales of Transfer Restricted Securities by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its reasonable best efforts to keep the Shelf Registration Statement effective until the earlier of such date that is two years after the latest date of initial issuance of the Notes or the date all Transfer Restricted Securities covered by the Shelf Registration Statement have been sold or there cease to be outstanding any Transfer Restricted Securities. For purposes of the foregoing, "Transfer Restricted Securities" means each Note and share of Common Stock issued upon conversion thereof until the earlier of the date on which such Note or share of Common Stock has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or the date on which such Note or share of Common Stock is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act (or any similar provisions then in force).

     The Company will provide to each Holder of Transfer Restricted Securities included in the Shelf Registration Statement copies of the prospectus contained in the Shelf Registration Statement, notify each such Holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit resales of the Transfer Restricted Securities. A Holder who sells Transfer Restricted Securities pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreement which are applicable to such Holder (including certain indemnification provisions). Holders of the Transfer Restricted Securities will be required to make certain representations to the Company (as described in the Registration Rights Agreement) and will be required to deliver promptly information to be used in connection with the Shelf Registration Statement in order to have their Transfer Restricted Securities included in the Shelf Registration Statement. If a Holder fails to provide such information within the prescribed time periods, the Transfer Restricted Securities of such Holder will not be included in the Shelf Registration Statement and the Holder will not be entitled to any Liquidated Damages. A Holder's ability to sell such Transfer Restricted Securities may be limited or the price at which such Transfer Restricted Securities can be sold may be adversely affected if the Transfer Restricted Securities are not included in the Shelf Registration Statement.

GOVERNING LAW

     The Indenture and the Notes and the Registration Rights Agreement provide that they are to be governed in accordance with the laws of the State of New York, without regard to choice of laws provisions.

THE TRUSTEE

     The Bank of New York is the Trustee under the Indenture. A successor Trustee may be appointed in accordance with the terms of the Indenture.

     The Indenture contains certain limitations on the rights of the Trustee, in the event it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company and its Subsidiaries; provided, however, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.


     In case an Event of Default shall occur (and shall not be cured or waived), the Trustee will be required to use the degree of care of a prudent person in the conduct of its own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.


ABSENCE OF PUBLIC MARKET; TRANSFER RESTRICTIONS

     The Notes have not been registered under the Securities Act and will be subject to significant restrictions on resale. There is no existing market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the Holders to sell their Notes or at what price Holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend upon many factors including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities. Donaldson, Lufkin & Jenrette has informed the Company that it is making a market in the Notes offered hereby; however, Donaldson, Lufkin & Jenrette is not obligated to do so and any such market making activity may be terminated at any time without notice to the Holders of the Notes. The Notes are expected to be eligible for trading on the PORTAL Market. The Company has applied for listing of the Notes on the Nasdaq National Market System.


CERTAIN DEFINITIONS

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

     "Capitalized Lease Obligation" means, as to any Person, the obligation of such Person to pay rent or other amounts under a lease to which such Person is a party that is required to be classified and accounted for as a capital lease obligation under GAAP.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, rights to purchase (other than convertible or exchangeable indebtedness), warrants, options, participation or other equivalents of or interests (however designated) in stock issued by that Person.

     "Change of Control" means (i) an event or series of events as a result of which any "person" or "group" (as such terms are used in Sections 13(d)(3) and 14(d) of the Exchange Act) (excluding the Company or any wholly owned Subsidiary thereof or any employee benefit plan of the Company or any such subsidiary) is or becomes, directly or indirectly, the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable) of more than 50.0% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors, managers or trustees, as applicable, of the Company or any successor entity ("Voting Stock"), (ii) the completion of any consolidation or merger of the Company with or into any other Person, or sale, conveyance, transfer or lease by the Company of all or substantially all of its assets to any Person, or any merger of any other Person into the Company in a single transaction or series of related transactions, and, in the case of any such transaction or series of related transactions, the outstanding Common Stock is changed or exchanged as a result, unless the shareholders of the Company immediately before such transaction own, directly or indirectly, immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the Person resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, or (iii) such time as the Continuing Directors do not constitute a majority of the Board of Directors (or, if applicable, a successor corporation to the Company).

     "Continuing Director" means at any date a member of the Company's Board of Directors (i) who was a member of such board on the date of initial issuance of the Notes or (ii) who was nominated or elected by at least a majority of the directors who were such Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were such Continuing Directors at the time of such nomination or election.

     "Credit Facility" means that certain Credit and Guarantee Agreement, to be entered into pursuant to a commitment letter dated as of April 21, 1998, among the Company, the subsidiary guarantors party thereto, the various lenders party thereto, Bank of America National Trust and Savings Association, as Collateral Agent, and The Bank of New York, as administrative agent, as such agreement may be amended, restated, modified, renewed, refunded, replaced or refinanced from time to time thereafter, including any notes, guaranties, security or pledge agreements, letters of credit and other documents or instruments executed pursuant thereto and any exhibits or schedules to any of the foregoing, as the same may be in effect from time to time, in each case, as such agreements may be amended, modified, supplemented, renewed, refunded, replaced, refinanced, extended or restated from time to time (whether with the original agents and lenders or other agents and lenders or otherwise, and whether provided under the original credit agreement or other credit agreements or otherwise), including any appendices, exhibits or schedules to any of the foregoing.


     "Designated Senior Debt" means (i) any Indebtedness outstanding under the Credit Facility and (ii) any other Senior Indebtedness, the principal amount of which is $10 million or more and that has been designated by the Company as "Designated Senior Debt."

     "Indebtedness" of any Person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of any such Person, (i) in respect of borrowed money (whether or not the lender has recourse to all or any portion of the assets of such person), (ii) evidenced by credit or loan agreements, bonds, notes, debentures or similar instruments (including, without limitation, notes or similar instruments given in connection with the acquisition of any business, properties or assets of any kind), (iii) evidenced by bankers' acceptances or similar instruments issued or accepted by banks,
(iv) for the payment of money relating to a Capitalized Lease Obligation or (v) evidenced by a letter of credit, bank guarantee or a reimbursement obligation of such Person with respect to any letter of credit; (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (c) all net obligations of such Person under Interest Swap and Hedging Obligations; (d) all liabilities of others of the kind described in the preceding clauses, (a),(b) or (c) that such Person has guaranteed or that is otherwise its legal liability, or which is secured by a lien on property of such Person, and all obligations to purchase, redeem or acquire any Capital Stock; and (e) any and all deferrals, renewals, extensions, modifications, replacements, restatements, refinancings and refundings (whether direct or indirect) of, or any indebtedness or obligation issued in exchange for, any liability of the kind described in any of the preceding clauses (a),
(b), (c) or (d), or this clause (e), whether or not between or among the same parties.

     "Interest Swap and Hedging Obligations" means the obligations of any Person under any interest rate or currency protection agreement, future agreement, option agreement, swap agreement, cap agreement or other interest rate or currency hedge agreement, collar agreement or other similar agreement or arrangement to which such Person is a party or beneficiary.

     "Junior Securities" means Capital Stock in the Company and any Indebtedness of the Company, in each case that is subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Indebtedness pursuant to the Indenture.

     "Senior Indebtedness" means all obligations of the Company to pay the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in any such proceeding) and rent payable on or in connection with, and all letters of credit, reimbursement obligations and fees, costs, expenses and other amounts and liabilities accrued or due on or in connection with, the New Credit Facility and any other Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company, unless the instrument creating or evidencing such Indebtedness expressly provides that such Indebtedness is not senior or superior in right of payment to the Notes or is pari passu with, or subordinated to, the Notes; provided that in no event shall Senior Indebtedness include (a) Indebtedness of the Company owed or owing to any Subsidiary of the Company, (b) Indebtedness of the Company representing any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services, (c) any liability for taxes owed or owing by the Company or any Subsidiary of the Company or (d) the Notes.

     "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" of the Company within the meaning of Rule 1-02(w) of Regulation S-X promulgated by the Commission as in effect as of the Issue Date.

     "Stated Maturity" when used with respect to any Note, means May 15, 2003.

     "Subsidiary" with respect to any Person, means (i) a corporation a majority of whose Capital Stock with voting power normally entitled to vote in the election of directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, (ii) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner and owns alone or together with one or more Subsidiaries of such Person a majority of the partnership interests, or (iii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has at least a majority ownership interest.


                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company is 55,000,000 shares consisting of 50,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"), in such series and with such voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be fixed from time to time by the Board of Directors for each series. The following summary description of certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and the By-laws does not purport to be complete and is qualified in its entirety by reference to said provisions.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of Common Stock entitled to vote in any election of Directors may elect all of the Directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

     The outstanding shares of Common Stock are, and the Common Stock issuable upon conversion of the Notes will be, when issued and paid for, fully paid and non-assessable.

     The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK

     The Company has authorized 5,000,000 shares of preferred stock which may be issued with such preferences and voting rights as the Board of Directors, without further approval by the stockholders, may determine by duly adopted resolution. See "Certain Charter and By-Law Provisions." No shares of ANTEC Preferred Stock are currently issued and outstanding.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     Pursuant to the provisions of the Delaware General Corporation Law (the "DGCL"), ANTEC has adopted provisions in its Certificate of Incorporation and Bylaws which require ANTEC to indemnify its officers and directors to the fullest extent permitted by law, and eliminate the personal liability of its directors to ANTEC or its stockholders for monetary damages for breach of their duty of due care except (i) for any breach of the duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) for liability under Section 174 of the DGCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the director derived any improper personal benefit. These provisions do not eliminate a director's duty of care. Moreover, the provisions do not apply to claims against a Director for violation of certain laws, including Federal securities laws. The Company believes that these provisions will assist the Company in attracting or retaining qualified individuals to serve as Directors and officers.

     The Company's Restated Certificate of Incorporation includes a provision which allows the Board of Directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock with voting, liquidation and conversion rights that could be superior to and adversely affect the voting power of holders of Common Stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW


     The Company is a Delaware corporation that is subject to Section 203 of the DGCL ("Section 203"). Under Section 203 certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

                CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

     The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes and of the Common Stock into which Notes may be converted, but is not intended and does not purport to be a complete analysis of all the potential federal income or estate tax, or other tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), court decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. For purposes of this section, the term "Holders" assumes that each Holder is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States or any state or political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation -- regardless of source, or (iv) a trust which is subject to the supervision of a court within the United States and the control of a United States person. This summary deals only with holders that will hold Notes and the Common Stock into which Notes may be converted as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules such as banks, tax-exempt organizations, insurance companies, dealers in securities or enterprises, persons that will hold Notes as a position in a hedging, straddle or conversion transaction, or persons that have a functional currency other than the U.S. dollar. This summary discusses the tax considerations applicable to persons who purchase Notes upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of Notes. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

SALE, EXCHANGE, REDEMPTION OR RETIREMENT OF THE NOTES

     Upon the sale, exchange, redemption or retirement at maturity or other disposition of a Note, Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or retirement or other disposition (except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income) and (ii) such Holder's adjusted tax basis in the Note. A Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such Holder, less any principal payments received by such Holder. Such capital gain or loss will be long-term capital gain or loss if the individual Holder's holding period for the Note is more than one year at the time of sale, exchange, redemption or retirement. Under current law 20% is the maximum rate of tax on long term capital gains on most capital assets held by an individual for more than 18 months and 28% is the maximum rate of tax on most capital assets held by an individual more than one year and up to 18 months.


CONVERSION OF THE NOTES


     A Holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock, except with respect to cash received in lieu of a fractional share of Common Stock or attributable to accrued interest on the converted Note. Such Holder's tax basis in the Common Stock received on conversion of a Note will be the same as such Holder's adjusted tax basis in the converted portion of the Note at the time of conversion

(reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the portion of the Note converted.

     Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock and thus generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the Holder's adjusted tax basis in the fractional share).

SALE OF COMMON STOCK


     Upon the sale or exchange of Common Stock, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such Holder's adjusted tax basis in the Common Stock. Such capital gain or loss will be long-term if the individual Holder's holding period for the Common Stock is more than twelve months at the time of the sale or exchange. In 1997, legislation was enacted which, among other things, reduces to 20% the maximum rate of tax on long term capital gains on most capital assets held by an individual for more than 18 months and under which gain on most capital assets held by an individual more than one year and up to 18 months is subject to tax at a maximum rate of 28%. Capital gain recognized by a corporate Holder will continue to be subject to tax at ordinary income tax rates applicable to corporations.


LIQUIDATED DAMAGES

     Any Liquidated Damages resulting from the contingencies described in the "Description of Notes -- Registration Rights; Liquidated Damages" will be includable as ordinary income by each holder.

                            SELLING SECURITYHOLDERS

     The Notes were originally acquired from the Company by Donaldson, Lufkin & Jenrette on May 8, 1998. Donaldson, Lufkin & Jenrette has advised the Company that it resold the Notes in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" (as defined in Rule 144A of the Securities Act). These subsequent purchasers, or their transferees, pledgees, donees or successors, may from time to time offer and sell any or all of the Notes and/or Shares pursuant to this Prospectus provided that they are named herein as Selling Securityholders.

     The Notes and the Shares are being registered pursuant to the Registration Rights Agreement, which provides that the Company file the Shelf Registration Statement with regard to the Notes and the Shares within 60 days of the date of original issuance of the Notes and use its reasonable best efforts to cause such Shelf Registration Statement to become effective within 120 days of the original issuance of the Notes and to keep such Shelf Registration Statement continuously effective until the earlier of such date that is two years after the latest date of initial issuance of the Notes, or the date when all Transfer Restricted Securities covered by such Shelf Registration Statement have been sold pursuant thereto or there cease to be outstanding any Transfer Restricted Securities. Although none of the Selling Securityholders has advised the Company that it currently intends to sell all or any of the Notes or Shares pursuant to this Prospectus, the Selling Securityholders may choose to sell the Notes and/or Shares from time to time upon notice to the Company. See "Plan of Distribution."


     The following table sets forth information, as of July 31, 1998, unless otherwise indicated, with respect to the Selling Securityholders and the respective principal amounts of Notes beneficially owned by each Selling

Securityholders that may be offered pursuant to this Prospectus. Such information has been obtained from the Selling Securityholders. None of the Selling Securityholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates, except as noted below. Because the Selling Securityholders may offer all or some portion of the Notes or the Common Stock issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Notes or the Common Stock issuable upon conversion thereof that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Convertible Notes since July 31, 1998 in transactions exempt from the registration requirements of the Securities Act.




            Name of Selling              Principal             Principal        Amount of Shares         Amount
            Securityholder            Amount of Notes       Amount of Notes       Owned (1)(2)       Shares Offered
                                           Owned             Offered Hereby                           Hereby(2)(3)


            AIG/National Union             $500,000              $500,000             20,833              20,833
            Fire Insurance

            Alexandra Global             $2,000,000            $2,000,000             83,333              83,333
            Investment Fund 1 LTD.

            Allstate Insurance Co.       $2,000,000            $2,000,000             83,333              83,333

            Aloha Airlines                 $100,000              $100,000              4,167               4,167
            Non-Pilots Pension
            Trust

            Aloha Airlines Pilots           $60,000               $60,000              2,500               2,500
            Retirement Trust

            American Travelers             $950,000              $950,000             39,583              39,583
            Insurance Co. -
            Convertible

            Argent Classic               $1,000,000            $1,000,000             41,667              41,667
            Convertible Arbitrage
            Fund (Bermuda) L.P.

            Arkansas Pers                $1,400,000            $1,400,000             58,333              58,333

            BNP Arbitrage SNC            $5,070,000            $5,070,000            216,750             211,250

            Canadian Imperial            $1,750,000            $1,750,000             72,917              72,917
            Holdings, Inc.

            Capitol American Life          $950,000              $950,000             39,583              39,583
            Insurance Co. -
            Convertible

            CFW-C, L.P.                  $5,000,000            $5,000,000            208,333             208,333

            Christian Science              $250,000              $250,000             10,417              10,417
            Trustees for Gifts
            and Endowments

            CIBC Oppenheimer Corp.         $500,000              $500,000             20,833              20,833

            Combined Insurance             $460,000              $460,000             19,167              19,167
            Company of America

            Continental Casualty         $4,000,000            $4,000,000            341,667             166,667
            Company

            Delaware Pers                $1,000,000            $1,000,000             41,667              41,667

            Donaldson, Lufkin &            $670,000              $670,000             27,917              27,917
            Jenrette Securities
            Corp.

            Evergreen Fund For             $500,000              $500,000             20,833              20,833
            Total Return

            Fidelity Management            $240,000              $240,000             10,000              10,000
            Trust Company on
            behalf of accounts
            managed by it

            Fidelity Commonwealth        $6,925,000            $6,925,000            288,542             288,542
            Trust: Fidelity Small
            Cap Stock Fund

            Fidelity Advisor               $285,000              $285,000             11,875              11,875
            Series I Fidelity
            Advisor Growth &
            Income Fund


            Fidelity Hasting             $5,065,000            $5,065,000            211,042             211,042
            Street Trust: Fidelity

            First Church of                $300,000              $300,000             12,500              12,500
            Christ, Scientist
            Endowment

            Forum Capital Markets           $40,000               $40,000              1,667               1,667
            L.L.C.

            General Motors               $8,000,000            $8,000,000            333,333             333,333
            Employees Domestic
            Group Trust

            Great American                 $950,000              $950,000             39,583              39,583
            Reserve Insurance Co.
            - Convertible

            Hawaiian Airlines              $140,000              $140,000              5,833               5,833
            Pilots Retirement Plan

            Hawaiian Airlines               $25,000               $25,000              1,042               1,042
            Pension Plan for
            Salaried Employees

            Hawaiian Airlines               $90,000               $90,000              3,750               3,750
            Employees Pension
            Plan - IAM

            Hillside Capital               $350,000              $350,000             14,583              14,583
            Incorporated
            Corporate Account

            ICI American Holdings          $425,000              $425,000             17,708              17,708
            Trust

            J.P. Morgan & Co.            $5,000,000            $5,000,000            208,333             208,333
            Incorporated

            Kapiolani Medical              $200,000              $200,000              8,333               8,333
            Center

            Lincoln National             $2,035,000            $2,035,000             84,792              84,792
            Convertible
            Securities Fund

            Main Stay Convertible        $5,000,000            $5,000,000            208,333             208,333
            Fund

            Mass Mutual Corporate          $900,000              $900,000             37,500              37,500
            Value Partners Limited

            Mass Mutual                    $150,000              $150,000              6,250               6,250
            Participation
            Investors

            Mass Mutual Corporate          $300,000              $300,000             12,500              12,500
            Investors

            Mass Mutual High             $1,800,000            $1,800,000             75,000              75,000
            Yield Partners II
            L.L.C


            Massachusetts Mutual         $1,350,000            $1,350,000             56,250              56,250
            Life Insurance Company

            Merrill Lynch                  $225,000              $225,000              9,375               9,375
            Insurance Group

            Nalco Chemical Co.             $225,000              $225,000              9,375               9,375

            National Steele                $700,000              $700,000             29,167              29,167
            Corporation

            Nations Banc                 $5,000,000            $5,000,000            208,333             208,333
            Montgomery Securities

            Occidental Petroleum            $35,000               $35,000              1,458               1,458
            Corporation

            Paloma Securities            $2,500,000            $2,500,000            104,167             104,167
            L.L.C.

            Partner Reinsurance            $255,000              $255,000             10,625              10,625
            Company Ltd.

            Phoenix Home Life              $535,000              $535,000             22,292              22,292
            Convertible Fund

            Prim Board                   $1,900,000            $1,900,000             79,167              79,167

            Provident Life &             $1,000,000            $1,000,000             41,667              41,667
            Accident Insurance
            Company

            Provident Life and           $1,000,000            $1,000,000             41,667              41,667
            Accident Insurance
            Company

            Queens Health Care              $50,000               $50,000              2,083               2,083
            Plan

            Raythern Company               $820,000              $820,000             34,167              34,167
            Master Pension Trust

            SG Cowen Securities          $4,700,000            $4,700,000            195,833             195,833
            Corp.

            Shell Pension Trust            $150,000              $150,000              6,250               6,250

            Silverton                    $2,500,000            $2,500,000            104,167             104,167
            International Fund
            Limited

            Southern Farm Bureau           $475,000              $475,000             19,792              19,792
            Life Insurance - FRIC

            Starvest Combined              $700,000              $700,000             29,167              29,167
            Portfolio

            State of Connecticut         $1,965,000            $1,965,000             81,875              81,875
            Combined Investment
            Funds

            State of Oregon Equity       $4,000,000            $4,000,000            166,667             166,667

            State of Oregon/SAIF         $4,000,000            $4,000,000            166,667             166,667
            Corporation

            State of Oregon Equity       $3,000,000            $3,000,000            125,000             125,000

            Summer Hill Global             $100,000              $100,000              4,167               4,167
            Partners L.P.

            The Gabelli Global           $1,000,000            $1,000,000             41,667              41,667
            Convertible
            Securities Fund

            The Gabelli Global             $100,000              $100,000              4,167               4,167
            Convertible
            Securities Fund

            The Northwestern             $1,250,000            $1,250,000             52,083              52,083
            Mutual Life Insurance
            Company

            Theremo Electron             $1,000,000            $1,000,000             41,667              41,667
            Balanced Investment
            Fund

            TQA Vantage Fund, Ltd.       $1,250,000            $1,250,000             52,083              52,083

            University of South            $215,000              $215,000              8,958               8,958
            Florida

            Van Kampen American          $1,030,000            $1,030,000             42,917              42,917
            Capital Convertible
            Securities Fund

            Van Kampen Harbor Fund       $6,100,000            $6,100,000            142,083             254,167

            Walker Art Center              $265,000              $265,000             11,042              11,042

            Zeneca Holdings Trust          $425,000              $425,000             17,708              17,708



-------------------------

(1) Includes the Shares into which the Notes held by such Selling Securityholder are convertible at the Conversion Price.

(2) The Conversion Price and the number of Shares issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes -- Conversion Rights." Accordingly, the number of Shares August 21, 1998 issuable upon conversion of the Notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Notes; rather, cash will be paid in lieu of fractional shares, if any.

(3) Assumes that the full amount of Notes held by the Selling Securityholder are converted into Shares at the Conversion Price and offered by such Shares by such Selling Securityholder pursuant to the Prospectus.

     Because the Selling Securityholders may, pursuant to the Prospectus, offer all or some portion of the Notes and Shares they presently hold or, with respect to Shares, have the right to acquire upon conversion of such Notes, no estimate can be given as to the amount or percentage of the Notes and Shares that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes and Shares since the date on which they provided the information regarding their Notes and Shares, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution." The Selling Securityholders may sell all, part or none of the Notes or Shares listed above.

     The Company may from time to time include additional Selling
Securityholders and information about such Selling Securityholders' plans of distribution in future supplements to the Prospectus.

                              PLAN OF DISTRIBUTION

     The Notes and the Shares are being registered to permit public secondary trading of such securities by the holders thereof from time to time after the date of this Prospectus. The Company has agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the Notes and the Shares covered by this Prospectus.

     The Company will not receive any of the proceeds from the offering of Notes or the Shares by the Selling Securityholders. The Company has been advised by the Selling Securityholders that the Selling Securityholders may sell all or a portion of the Notes and Shares beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the Notes or the Shares beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Notes or Shares for whom they may act as agent. The aggregate proceeds to the Selling Securityholders from the sale of the Notes or Shares offered by them hereby will be the purchase price of such Notes or Shares less discounts and commissions, if any. The Notes and the Shares may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.


     The outstanding Common Stock is listed for trading on the Nasdaq National Market, and the Shares have been approved for listing on the Nasdaq National Market. Although the Company has been advised by Donaldson, Lufkin & Jenrette that it is currently making a market in the Notes, it is not obligated to do so and may discontinue such market making at any time without notice. Accordingly, there can be no assurance that any market for the Notes will be maintained. The Company has, however, applied for listing of the Notes on the Nasdaq National Market. See "Investment Considerations -- Lack of Public Market."


     The Selling Securityholders and any broker and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Notes or the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Notes or the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Notes or Shares described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

     The Notes were initially issued and sold in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by Donaldson, Lufkin & Jenrette to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or institutional "accredited investors" (as defined in Rule 510(a)(1), (2), (3) or (7) under the Securities
Act). Pursuant to the Registration Rights Agreement, the Company has agreed to indemnify Donaldson, Lufkin & Jenrette and each Selling Securityholder, and each Selling Securityholder has agreed to indemnify the Company, Donaldson, Lufkin & Jenrette and each other Selling Stockholder against certain liabilities arising under the Securities Act.


     The Company has agreed to use its reasonable best efforts to cause the Shelf Registration Statement to which this Prospectus relates to become effective within 120 days of the original issuance of the Notes and to use its reasonable best efforts to keep the Shelf Registration Statement effective for a period of two years from the effective date thereof, or until the Shelf Registration is no longer required for transfer of the Notes or the Shares. The Company may prohibit offers and sales of Notes and Shares pursuant to the Shelf Registration Statement to which this Prospectus relates at any time if (A)(i) the Company is in possession of material non-public information relating to the Company, (ii) the Company determines (based on advice of counsel) that such prohibition is necessary in order to avoid a requirement to disclose such material non-public information to the public and (iii) the Company determines in good faith that public disclosure of such material non-public information would not be in the best interests of the Company and its stockholders, or
(B)(i) the Company has made a public announcement relating to an acquisition or business combination transaction including the Company and/or one or more of its subsidiaries that is material to the Company and its subsidiaries taken as a whole and (ii) the Company determines in good faith that (x) offers and sales of Transfer Restricted Securities pursuant to the Shelf Registration prior to the consummation of such transaction (or such earlier date as the Company shall determine) is not in the best interests of the Company and its stockholders or
(y) it would be impracticable at the time to obtain any financial statements relating to such acquisition or business combination transaction that would be required to be set forth in the Shelf Registration. Expenses of preparing and filing the Shelf Registration Statement to which this Prospectus relates and all post-effective amendments thereto will be borne by the Company.


                                    EXPERTS

     The consolidated financial statements of ANTEC Corporation at December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated herein by reference, which as to the years 1995 and 1996 is based in part on the report of KPMG Peat Marwick, independent auditors.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Notes and Shares offered hereby will be passed upon for the Company by Schiff Hardin & Waite, Chicago, Illinois.


     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

                               TABLE OF CONTENTS





                                                                      Page
Available Information                                                   1
Incorporation of Certain Information by Reference                       2
The Company                                                             2
Investment Considerations                                               3
Use of Proceeds                                                         9
Ratio of Earnings to Fixed Charges                                      9
Description of Notes                                                    9
Description of Capital Stock                                           25
Certain United States Income Tax Considerations                        27
Selling Securityholders                                                28
Plan of Distribution                                                   36
Experts                                                                37
Legal Matters                                                          37

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the issuance of the securities being registered. All of the amounts shown are estimates except the SEC registration fee. Such expenses will be borne by the Company.

     The following table sets forth all expenses in connection with the distribution of the Securities being registered. All amounts shown below are estimates, except the registration fee:


                                                                       Amount
                                                                       ------
 Registration fee of Securities and Exchange Commission                $33,925
 NASDAQ Additional Share listing                                        17,500
 Legal fees and expenses                                                 7,500
 Accountants' fees and expenses                                          5,000
 Trustee's fees and expenses                                             5,000
 Printing fees                                                             500
 Miscellaneous expenses                                                  2,075
                                                                       -------
        Total                                                          $71,500
                                                                       =======



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such person against the expenses (including attorneys' fees) which such person actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-laws, agreement, vote or otherwise.

ITEM 16.  EXHIBITS

4.1   Form of Note (included in Exhibit 4.2)

4.2*  Indenture between the Registrant and the Trustee dated as of May 8, 1998

4.3 Registration Rights Agreement dated as of May 8, 1998 between the Registrant and Donaldson, Lufkin and Jenrette Securities Corporation, and the Company

5.1   Opinion of Schiff Hardin & Waite


10.1  Credit Agreement


10.2  Purchase Agreement

12.1  Computation of Ratio of Earnings to Fixed Charges

23.1  Consent of Ernst and Young LLP

23.2  Consent of Counsel (included in Exhibit 5.1)

24.1  Powers of Attorney (included on signature page)

25.1  Statement of Eligibility of Trustee (Form T-1)


* Incorporated by reference to ANTEC Corporation's quarterly report on Form 10-Q for the quarterly period ended March 31, 1998, filed May 14, 1998, as exhibit 10.28.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;


               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and
          (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.


        (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has duly caused this amendment to the Company's Form S-3 Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Norcross, and the State of Georgia, on the 21st day of August, 1998.


                                       ANTEC CORPORATION




                                       By:  /s/  JOHN M. EGAN*
                                            ------------------------------------
                                            John M. Egan, Chairman,
                                            Chief Executive Officer and Director


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 30, 1998.



           /s/  JOHN M. EGAN*                     /s/  LAWRENCE A. MARGOLIS*
     ------------------------------             -------------------------------
              John M. Egan                           Lawrence A. Margolis
        Chairman, Chief Executive               Executive Vice President, Chief
          Officer and Director                  Financial Officer and Secretary
      (Principal Executive Officer)              (Principal Financial Officer)

           /s/ Mark Scagliuso                        /s/  ROD F. DAMMEYER*
     ------------------------------             -------------------------------
             Mark Scagliuso                            Rod F. Dammeyer,
      Vice President and Controller                        Director
     (Principal Accounting Officer)

        /s/  ROBERT J. STANZIONE*
     ------------------------------             -------------------------------
           Robert J. Stanzione                        Ian Craig, Director
       President, Chief Operating
          Director and Officer

          /s/  JAMES L. FAUST*                      /s/  WILLIAM H. LAMBERT*
     ------------------------------             -------------------------------
        James L. Faust, Director                      William H. Lambert,
                                                           Director

           /s/  JOHN R. PETTY*                        /s/  BILL SCHLEYER*
     ------------------------------             -------------------------------
         John R. Petty, Director                         Bill Schleyer,
                                                           Director

         /s/  SAMUEL K. SKINNER*
     ------------------------------             -------------------------------
       Samuel K. Skinner, Director                     Bruce Van Wagner,
                                                           Director


                                                *By:     /s/ James E. Knox
                                                    ---------------------------
                                                         James E. Knox
                                                       Attorney-in-Fact